


AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - May 2025

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**None**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**None**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.53%
YTD	-1.92%
1Y	-1.74%
3Y	-2.47%
5Y	-1.04%
10Y	16.82%
10Y Annualized Volatility	4.99%
10Y Sharpe Ratio	0.00
Cumulative Return	89.36%

Top 10 Holdings: As of 5/30/2025

	Index Weight(%)	Sector
APPLE INC	5.7%	Electronic Technology
MICROSOFT CORP	5.6%	Technology Services
NVIDIA CORP	5.6%	Electronic Technology
AMAZON.COM INC	3.6%	Retail Trade
BROADCOM INC	3.1%	Electronic Technology
ALPHABET INC-CL A	2.8%	Technology Services
META PLATFORMS INC	2.2%	Technology Services
BERKSHIRE HATHAWAY INC-CL B	1.9%	Finance
EXXON MOBIL CORP	1.5%	Energy Minerals
MASTERCARD INC-CLASS A	1.4%	Finance
Total	**33.4%**	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%	0.2%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 5/30/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - May 2025

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	3.91%	3.81%
Consumer Services	3.19%	3.18%
Electronic Technology	21.30%	19.51%
Energy Minerals	3.00%	2.28%
Finance	15.67%	15.57%
Health Technology	9.82%	7.82%
Producer Manufacturing	3.24%	3.61%
Retail Trade	7.94%	7.88%
Technology Services	19.81%	21.46%
Transportation	2.66%	2.04%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	0.1%	0.05%
Consumer Services	0.05%	0.22%
Electronic Technology	0.67%	1.92%
Energy Minerals	0.01%	0.02%
Finance	0.31%	0.76%
Health Technology	-0.46%	-0.38%
Producer Manufacturing	0.16%	0.34%
Retail Trade	0.1%	0.46%
Technology Services	2.44%	2.22%
Transportation	0.1%	0.2%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 5/30/2025	3Y Average	5Y Average	10Y Average
Equity Portfolio	12.92%	27.54%	26.79%	32.86%
Cash	87.08%	72.46%	73.21%	67.14%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 5/30/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

 HSBC